TEMPEST THERAPEUTICS, INC.

2000 Sierra Point Parkway, Suite 400

Brisbane, California

April 1, 2026

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Chris Edwards

Re:	Tempest Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-294740)

Request for Acceleration of Effective Date

Mr. Edwards:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-294740) (the “Registration Statement”) to become effective on April 3, 2026 at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such other time as the Registrant or its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission.

Once the Registration Statement has been declared effective, please confirm that event with Jaime L. Chase of Cooley LLP at (202) 728-7096 or Asa M. Henin of Cooley LLP at (858) 550-6104.

Very truly yours,

Tempest Therapeutics, Inc.

By:	/s/ Nicholas Maestas
Nicholas Maestas
Chief Financial Officer

cc:	Matthew Angel, Tempest Therapeutics, Inc.

Jaime L. Chase, Cooley LLP

Asa M. Henin, Cooley LLP